Exhibit 99.1

Burning Rock Reports Fourth Quarter and Full Year 2023 Financial Results

GUANGZHOU, China, March 29, 2024—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months and the year ended December 31, 2023.

2023 Business Overview and Recent Updates

•	Corporate Updates

•	Completed profitability-driven organizational optimization, execution towards profitability well underway

•	Early Detection

•

Following the Breakthrough Device Designation granted by the US Food and Drug Administration (FDA) for our OverC™ Multi-Cancer Detection Blood Test (MCDBT) in January 2023, our OverC™ MCDBT also received the Breakthrough Device Designation by China’s National Medical Products Administration (NMPA) in October 2023, making it the only test globally that has received Breakthrough Device Designation from both the FDA and the NMPA.

•	Therapy Selection and Minimal Residual Disease (MRD)

•

Precision oncology diagnostics product supports advancement in late-stage breast cancer treatment, with results published in the New England Journal of Medicine in June 2023. The study, CAPItello-291, sponsored by our pharma client AstraZeneca, is a phase 3 trial that assessed the efficacy and safety of Capivasertib–fulvestrant therapy in advanced breast cancer patients with hormone receptor positive (HR+), human epidermal growth factor receptor 2 negative (HER2-) cancer whose disease has progressed during or after aromatase inhibitor therapy. The study demonstrates that Capivasertib–fulvestrant combination therapy results in significantly longer progression-free survival than treatment with fulvestrant alone.

•	Pharma Services

•	New companion diagnostics (CDx) development for breast and prostatic cancer announced with AstraZeneca in China.

•

Entered into a Master Service Agreement in Oncology Companion Diagnostics (CDx) with Boehringer Ingelheim, focusing on advancing the clinical trials related to Boehringer Ingelheim’s MDM2-p53 antagonist, brigimadlin (BI 907828), and the development of CDx products in China.

•	Total value of new contracts entered into during 2023 amounted to RMB310 million, representing a 24% increase from 2022.

Fourth Quarter 2023 Financial Results

Revenues were RMB121.1 million (US$17.1 million) for the three months ended December 31, 2023, representing a 14.9% decrease from RMB142.2 million for the same period in 2022.

•

Revenue generated from central laboratory business was RMB51.3 million (US$7.2 million) for the three months ended December 31, 2023, representing a 28.7% decrease from RMB72.0 million for the same period in 2022, primarily attributable to a decrease in the number of tests, as we continued to focus on our in-hospital business.

•

Revenue generated from in-hospital business was RMB28.8 million (US$4.1 million) for the three months ended December 31, 2023, representing a 32.3% decrease from RMB42.5 million for the same period in 2022, primarily attributable to one-off adjustment with two hospitals. Exclude such two, revenue generated from in-hospital business for the three months ended December 31, 2023 would have remained relatively stable (decreasing by 1%) year-over-year.

•

Revenue generated from pharma research and development services was RMB41.0 million (US$5.8 million) for the three months ended December 31, 2023, representing a 47.8% increase from RMB27.7 million for the same period in 2022, primarily attributable to increased development and testing services performed for our pharma customers.

Cost of revenues remained relatively stable at RMB43.0 million (US$6.1 million) for the three months ended December 31, 2023, compared to RMB41.0 million for the same period in 2022.

Gross profit was RMB78.1 million (US$11.0 million) for the three months ended December 31, 2023, representing a 22.9% decrease from RMB101.3 million for the same period in 2022. Gross margin was 64.5% for the three months ended December 31, 2023, compared to 71.2% for the same period in 2022. By channel, gross margin of central laboratory business was 81.7% for the three months ended December 31, 2023, compared to 75.7% during the same period in 2022, primarily due to a decrease in inventory write down; gross margin of in-hospital business was 44.8% for the three months ended December 31, 2023, compared to 63.5% during the same period in 2022, primarily due to a decrease in revenue generated from two hospitals due to one-off adjustment. Exclude such two, gross margin of in-hospital business was 65.0% for the three months ended December 31, 2023, compared to 66.6% during the same period in 2022; gross margin of pharma research and development services was 56.9% for the three months ended December 31, 2023, compared to 71.2% during the same period of 2022, primarily due to a decrease in test volume of higher margin projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB87.1 million (US$12.3 million) for the three months ended December 31, 2023, representing a 21.1% decrease from RMB110.4 million for the same period in 2022. Non-GAAP gross margin was 71.9% for the three months ended December 31, 2023, compared to 77.6% for the same period in 2022.

Operating expenses were RMB244.4 million (US$34.4 million) for the three months ended December 31, 2023, representing a 23.3% decrease from RMB318.7 million for the same period in 2022. The decrease was primarily driven by budget control measures, including headcount reduction, to improve our operating efficiency.

•

Research and development expenses were RMB73.1 million (US$10.3 million) for the three months ended December 31, 2023, representing an 27.5% decrease from RMB100.8 million for the same period in 2022, primarily due to (i) a decrease in the expenditure for detection research, and (ii) a decrease in staff cost resulted from the reorganization of our research and development department to improve operating efficiency.

•

Selling and marketing expenses were RMB49.8 million (US$7.0 million) for the three months ended December 31, 2023, representing a 41.5% decrease from RMB85.2 million for the same period in 2022, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department to improve operating efficiency, and (ii) a decrease in marketing and conference fee.

•

General and administrative expenses were RMB121.5 million (US$17.1 million) for the three months ended December 31, 2023, representing a 8.4% decrease from RMB132.7 million for the same period in 2022, primarily due to a decrease in professional service fee.

Net loss was RMB162.2 million (US$22.8 million) for the three months ended December 31, 2023, compared to RMB216.2 million for the same period in 2022.

Cash, cash equivalents, restricted cash were RMB615.2 million (US$86.7 million) as of December 31, 2023.

Full Year 2023 Financial Results

Revenues were RMB537.4 million (US$75.7 million) for 2023, representing a 4.6% decrease from RMB563.2 million for 2022.

•

Revenue generated from central laboratory business was RMB232.8 million (US$32.8 million) for 2023, representing a 26.0% decrease from RMB314.8 million for 2022, primarily attributable to a decrease in the number of tests, as we continued to focus on our in-hospital business.

•

Revenue generated from in-hospital business was RMB188.7 million (US$26.6 million) for 2023, representing a 7.6% increase from RMB175.3 million for 2022, primarily due to demand from ten new contracted partner hospitals added to the Company’s in-hospital channel in 2023.

•

Revenue generated from pharma research and development services was RMB115.9 million (US$16.3 million) for 2023, representing a 58.4% increase from RMB73.2 million for 2022, primarily attributable to increased development and testing services performed for our pharma customers.

Cost of revenues was RMB174.2 million (US$24.5 million) for 2023, representing a 4.9% decrease from RMB183.2 million for 2022, primarily due to a decrease in cost of revenues for our central lab business, as we continued to focus on our in-hospital business.

Gross profit was RMB363.2 million (US$51.2 million) for 2023, representing a 4.4% decrease from RMB380.0 million for 2022. Gross margin increased to 67.6% for 2023 from 67.5% for 2022.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB399.4 million (US$56.3 million) for 2023, representing a 2.8% decrease from RMB411.0 million for 2022. Non-GAAP gross margin was 74.3% for 2023, compared to 73.0% for 2022.

Operating expenses were RMB1,032.5 million (US$145.4 million) for 2023, representing a 24.1% decrease from RMB1,360.4 million for 2022.

•

Research and development expenses were RMB347.0 million (US$48.9 million) for 2023, representing a 17.7% decrease from RMB421.9 million for 2022, primarily due to (i) a decrease in the expenditure for detection research, (ii) a decrease in royalty and license fee, and (iii) a decrease in staff cost resulted from the reorganization of our research and development department to improve operating efficiency.

•

Selling and marketing expenses were RMB247.7 million (US$34.9 million) for 2023, representing a 33.1% decrease from RMB370.3 million for 2022, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department to improve operating efficiency, (ii) a decrease in marketing and conference fee; and (iii) a decrease in entertainment fee.

•

General and administrative expenses were RMB437.8 million (US$61.7 million) for 2023, representing a 23.0% decrease from RMB568.3 million for 2022, primarily due to (i) a decrease in professional service fee; (ii) a decrease in allowance for doubtful accounts resulting from accelerated settlement with customers with long aging accounts receivable; and (iii) a decrease in staff cost resulted from the reorganization of our general and administrative department to improve operating efficiency.

Net loss was RMB653.7 million (US$92.1 million) for 2023, compared to RMB971.2 million for 2022.

2024 Financial Guidance

We currently expect to achieve breakeven (measured by non-GAAP gross profit minus non-GAAP SG&A) in the first half of 2024.

Non-GAAP gross profit refers to gross profit excluding depreciation and amortization. Non-GAAP SG&A refers to selling and marketing expenses and general and administrative expenses, both excluding their respective share-based compensation and depreciation and amortization.

Conference Call Information

Burning Rock will host a conference call to discuss the fourth quarter and full year 2023 financial results at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time) on March 29, 2024.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers and unique registrant ID which would be provided upon registering.

PRE-REGISTER LINK:https://register.vevent.com/register/BIa8b469b65e8e428e942decdf0c4c6687.

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.brbiotech.com or through link https://edge.media-server.com/mmc/p/hrphgr99.

A replay of the webcast will be available for 12 months via the same link above.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
In-hospital Channel:
Pipeline partner hospitals(1)	24	25	22	28	29	30	29	28
Contracted partner hospitals(2)	41	43	47	49	49	50	55	59
Total number of partner hospitals	65	68	69	77	78	80	84	87

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(RMB in thousands)
Central laboratory channel	74,211	78,597	89,992	71,970	61,804	66,239	53,481	51,288
In-hospital channel	48,957	34,177	49,636	42,526	51,561	53,835	54,496	28,809
Pharma research and development channel	12,356	18,072	15,003	27,741	29,151	26,194	19,589	40,988
Total revenues	135,524	130,846	154,631	142,237	142,516	146,268	127,566	121,085

	For the three months ended
Gross profit	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(RMB in thousands)
Central laboratory channel	50,574	57,575	69,991	54,507	48,090	51,876	41,487	41,886
In-hospital channel	33,396	20,012	31,593	26,999	34,409	33,353	35,459	12,910
Pharma research and development channel	3,610	5,015	7,010	19,757	16,273	15,193	8,974	23,317
Total gross profit	87,580	82,602	108,594	101,263	98,772	100,422	85,920	78,113

	For the three months ended
Share-based compensation expenses	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(RMB in thousands)
Cost of revenues	365	441	481	496	353	627	680	654
Research and development expenses	12,299	11,923	13,978	14,673	13,612	15,301	12,161	12,401
Selling and marketing expenses	1,774	2,158	2,346	2,247	1,606	3,389	2,848	1,816
General and administrative expenses	65,715	62,615	61,041	74,232	62,595	18,502	57,704	56,472
Total share-based compensation expenses	80,153	77,137	77,846	91,648	78,166	37,819	73,393	71,343

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	135,524	130,846	154,631	142,237	142,516	146,268	127,566	121,085	17,054
Cost of revenues	(47,944)	(48,244)	(46,037)	(40,974)	(43,744)	(45,846)	(41,646)	(42,972)	(6,052)

Gross profit	87,580	82,602	108,594	101,263	98,772	100,422	85,920	78,113	11,002
Operating expenses:
Research and development expenses	(119,496)	(92,112)	(109,433)	(100,827)	(94,417)	(95,779)	(83,701)	(73,119)	(10,299)
Selling and marketing expenses	(89,211)	(105,634)	(90,275)	(85,174)	(64,774)	(70,842)	(62,310)	(49,785)	(7,012)
General and administrative expenses	(141,733)	(150,316)	(143,530)	(132,705)	(128,039)	(69,525)	(118,724)	(121,533)	(17,118)

Total operating expenses	(350,440)	(348,062)	(343,238)	(318,706)	(287,230)	(236,146)	(264,735)	(244,437)	(34,429)

Loss from operations	(262,860)	(265,460)	(234,644)	(217,443)	(188,458)	(135,724)	(178,815)	(166,324)	(23,427)
Interest income	1,932	2,656	2,013	2,838	3,144	5,255	4,018	5,539	780
Other income (expense), net	298	127	(189)	(84)	599	(118)	(157)	160	23
Foreign exchange (loss) gain, net	(777)	624	1,337	365	(116)	(210)	423	(517)	(73)

Loss before income tax	(261,388)	(262,053)	(231,483)	(214,324)	(184,831)	(130,797)	(174,531)	(161,142)	(22,697)
Income tax expenses	—	(84)	—	(1,901)	(422)	(445)	(450)	(1,071)	(151)

Net loss	(261,388)	(262,137)	(231,483)	(216,225)	(185,253)	(131,242)	(174,981)	(162,213)	(22,848)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(261,388)	(262,137)	(231,483)	(216,225)	(185,253)	(131,242)	(174,981)	(162,213)	(22,848)
Net loss attributable to ordinary shareholders	(261,388)	(262,137)	(231,483)	(216,225)	(185,253)	(131,242)	(174,981)	(162,213)	(22,848)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(2.50)	(2.50)	(2.23)	(2.11)	(1.81)	(1.28)	(1.71)	(1.58)	(0.22)
Class B ordinary shares - basic and diluted	(2.50)	(2.50)	(2.23)	(2.11)	(1.81)	(1.28)	(1.71)	(1.58)	(0.22)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares -basic and diluted	87,179,752	87,532,539	86,585,322	85,051,882	85,065,585	85,151,052	85,000,869	85,071,360	85,071,360
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(3,065)	29,715	20,646	(5,950)	(5,659)	14,829	(1,955)	(3,026)	(426)
Total comprehensive loss	(264,453)	(232,422)	(210,837)	(222,175)	(190,912)	(116,413)	(176,936)	(165,239)	(23,274)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(264,453)	(232,422)	(210,837)	(222,175)	(190,912)	(116,413)	(176,936)	(165,239)	(23,274)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the year ended
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
Revenues	563,238	537,435	75,696
Cost of revenues	(183,199)	(174,208)	(24,536)

Gross profit	380,039	363,227	51,160
Operating expenses:
Research and development expenses	(421,868)	(347,016)	(48,876)
Selling and marketing expenses	(370,294)	(247,711)	(34,889)
General and administrative expenses	(568,284)	(437,821)	(61,666)

Total operating expenses	(1,360,446)	(1,032,548)	(145,431)

Loss from operations	(980,407)	(669,321)	(94,271)
Interest income	9,356	17,956	2,529
Interest expenses	102	—	—
Other income, net	152	484	68
Foreign exchange gain (loss), net	1,549	(420)	(59)

Loss before income tax	(969,248)	(651,301)	(91,733)
Income tax expenses	(1,985)	(2,388)	(336)

Net loss	(971,233)	(653,689)	(92,069)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(971,233)	(653,689)	(92,069)
Net loss attributable to ordinary shareholders	(971,233)	(653,689)	(92,069)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(9.35)	(6.38)	(0.90)
Class B ordinary shares - basic and diluted	(9.35)	(6.38)	(0.90)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	86,584,100	85,071,691	85,071,691
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	41,346	4,189	590
Total comprehensive loss	(929,887)	(649,500)	(91,479)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(929,887)	(649,500)	(91,479)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	905,451	615,096	86,634
Restricted cash	19,817	120	17
Accounts receivable, net	109,954	126,858	17,868
Contract assets, net	41,757	22,748	3,204
Inventories, net	130,321	69,020	9,721
Prepayments and other current assets	51,462	50,254	7,078

Total current assets	1,258,762	884,096	124,522

Non-current assets:
Equity method investment	690	337	47
Convertible note receivable	5,105	5,320	749
Property and equipment, net	251,829	131,912	18,579
Operating right-of-use assets	48,205	12,284	1,730
Intangible assets, net	1,986	964	136
Other non-current assets	20,890	5,088	717

Total non-current assets	328,705	155,905	21,958

TOTAL ASSETS	1,587,467	1,040,001	146,480

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	50,947	18,061	2,544
Deferred revenue	147,633	130,537	18,386
Accrued liabilities and other current liabilities	173,832	104,935	14,780
Customer deposits	1,803	1,197	169
Current portion of operating lease liabilities	37,236	8,634	1,216

Total current liabilities	411,451	263,364	37,095

Non-current liabilities:
Non-current portion of operating lease liabilities	13,551	3,690	520
Other non-current liabilities	4,124	4,537	636

Total non-current liabilities	17,675	8,227	1,156

TOTAL LIABILITIES	429,126	271,591	38,251

Shareholders’ equity:
Class A ordinary shares	117	116	16
Class B ordinary shares	21	21	3
Additional paid-in capital	4,582,790	4,849,337	683,015
Treasury stock	(58,919)	(65,896)	(9,281)
Accumulated deficits	(3,199,946)	(3,853,635)	(542,773)
Accumulated other comprehensive loss	(165,722)	(161,533)	(22,751)

Total shareholders’ equity	1,158,341	768,410	108,229

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,587,467	1,040,001	146,480

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
Net cash used in operating activities	(67,707)	(16,019)	(2,256)
Net cash used in investing activities	(5,033)	(328)	(46)
Net cash used in financing activities	(10,074)	(1,909)	(269)
Effect of exchange rate on cash, cash equivalents and restricted cash	(5,924)	(3,277)	(462)
Net decrease in cash, cash equivalents and restricted cash	(88,738)	(21,533)	(3,033)
Cash, cash equivalents and restricted cash at the beginning of period	1,014,006	636,749	89,684
Cash, cash equivalents and restricted cash at the end of period	925,268	615,216	86,651

	For the year ended
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
Net cash used in operating activities	(456,808)	(255,783)	(36,026)
Net cash used in investing activities	(7,463)	(9,300)	(1,310)
Net cash used in financing activities	(86,238)	(48,832)	(6,878)
Effect of exchange rate on cash, cash equivalents and restricted cash	36,665	3,863	544
Net decrease in cash, cash equivalents and restricted cash	(513,844)	(310,052)	(43,670)
Cash, cash equivalents and restricted cash at the beginning of period	1,439,112	925,268	130,321
Cash, cash equivalents and restricted cash at the end of period	925,268	615,216	86,651

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
		(RMB in thousands)
Gross profit:
Central laboratory channel	50,574	57,575	69,991	54,507	48,090	51,876	41,487	41,886
In-hospital channel	33,396	20,012	31,593	26,999	34,409	33,353	35,459	12,910
Pharma research and development channel	3,610	5,015	7,010	19,757	16,273	15,193	8,974	23,317
Total gross profit	87,580	82,602	108,594	101,263	98,772	100,422	85,920	78,113
Add: depreciation and amortization:
Central laboratory channel	2,553	2,545	3,138	3,609	2,567	2,645	2,550	2,414
In-hospital channel	93	1,428	2,479	2,449	2,582	2,637	2,751	2,728
Pharma research and development channel	2,493	4,327	2,805	3,065	3,974	3,665	3,863	3,808
Total depreciation and amortization included in cost of revenues	5,139	8,300	8,422	9,123	9,123	8,947	9,164	8,950
Non-GAAP gross profit:
Central laboratory channel	53,127	60,120	73,129	58,116	50,657	54,521	44,037	44,300
In-hospital channel	33,489	21,440	34,072	29,448	36,991	35,990	38,210	15,638
Pharma research and development channel	6,103	9,342	9,815	22,822	20,247	18,858	12,837	27,125
Total non-GAAP gross profit	92,719	90,902	117,016	110,386	107,895	109,369	95,084	87,063
Non-GAAP gross margin:
Central laboratory channel	71.6%	76.5%	81.3%	80.8%	82.0%	82.3%	82.3%	86.4%
In-hospital channel	68.4%	62.7%	68.6%	69.2%	71.7%	66.9%	70.1%	54.3%
Pharma research and development channel	49.4%	51.7%	65.4%	82.3%	69.5%	72.0%	65.5%	66.2%
Total non-GAAP gross margin	68.4%	69.5%	75.7%	77.6%	75.7%	74.8%	74.5%	71.9%

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the year ended
	December 31, 2022	December 31, 2023
	(RMB in thousands)
Gross profit:
Central laboratory channel	232,647	183,339
In-hospital channel	112,000	116,131
Pharma research and development channel	35,392	63,757
Total gross profit	380,039	363,227
Add: depreciation and amortization:
Central laboratory channel	11,845	10,176
In-hospital channel	6,449	10,699
Pharma research and development channel	12,690	15,310
Total depreciation and amortization included in cost of revenues	30,984	36,185
Non-GAAP gross profit:
Central laboratory channel	244,492	193,515
In-hospital channel	118,449	126,830
Pharma research and development channel	48,082	79,067
Total non-GAAP gross profit	411,023	399,412
Non-GAAP gross margin:
Central laboratory channel	77.7%	83.1%
In-hospital channel	67.6%	67.2%
Pharma research and development channel	65.7%	68.2%
Total non-GAAP gross margin	73.0%	74.3%